Ref.: File No. 82-4025

PRESS RELEASE



Globex Mining Enterprises Inc.

"At Home in North America"

(GMX: Toronto Stock Exchange)



03050103

March 28, 2003

UPDATE ON GLOBEX'S ACTIVITIES

SUPPL

Rouyn-Noranda, Quebec, GLOBEX MINING ENTERPRISES INC. (GMX: Toronto Stock Exchange) is pleased to give its shareholders an update on some of its projects.

Magnesium - Talc Project

Globex has received confirmation of participation by both the Quebec and Federal governments in its bankable feasibility study. Globex has been for sometime in negotiations with a third party for capital and debt financing of both the feasibility study and the full US $1 billion dollar construction cost. Talks are ongoing with a view to commencing fieldwork for the feasibility study this spring. While there is no formal agreement as yet, significant progress has been made.

Kinross Gold Corporation - Globex, Duquesne West Joint Venture

After the positive drill results released in December 2002 and January 2003 (0.20 oz/ton Au over 36.6 feet, 0.16 oz/ton Au over 37.4 feet and 0.29 oz/ton Au over 11.5 feet) and the inferred resource announcement of March 2003 (1,067,000 tonnes grading 8.9 g/t Au (0.26 oz/ton)), Kinross has informed Globex that it is evaluating the results of Phase I and is currently planning the next phase of work.

Noranda Inc. - Globex, Magusi River - Fabie Bay Joint Venture

Noranda has informed Globex that the initial 4 hole deep drilling program has been completed and a second program of deep drilling will commence in the first week of April, in order to locate possible down dip extensions of the known massive sulphide bodies.

Azure Resources Corporation - Globex, Mooseland Gold Mine Project

Azure Resources has informed Globex that it has raised the capital required to commence surface drilling and ramping for a bulk sample on Globex's Mooseland gold deposit in Nova Scotia. If all goes according to plan, work will commence on the site before the end of April.

Central America Project

Globex, over several months, has been endeavouring through a newly formed subsidiary to acquire a gold deposit in a Central American country. We have been informed that all approvals have been received but that one further official signature is required before issuance of the concession permits. Upon their receipt, Globex will make an announcement describing the acquisition including a possible resource figure.

Wood Gold Mine – Cadillac Township, Quebec

Globex is pleased to announce that it has successfully transformed its 50% back-in-right into a 50% ownership right in this advanced gold project. Further, Globex is project manager. The Wood Gold Mine is approximately 3 km west of Agnico Eagle's Lapa gold discovery and adjoins the west of the Pandora Gold property which is presently being drilled by Queenston Mining Inc. The Wood Gold Mine property as well as Globex's 100% owned Parbec Gold property to the east of the Lapa discovery are both on the same geological horizon as the Lapa discovery. Neither property has been drilled to the depth of the Lapa discovery.

Wemindji Diamond Projects
Globex and partners, Aurogin Resources Ltd. and Sparton Resources Inc., have vended their interests in the large Wemindji area land package to Wemindji Explorations Inc. To date 365 cells (18,615 hectares) have been renewed. Till samples have been collected and are being processed. Globex maintains a 1% Net Diamond Royalty and a 1% Net Smelter Royalty on the cells. Work is planned to follow break-up.

New acquisitions
Over the past several months Globex has acquired the following properties in Quebec: former Agnico Eagle Gold Mine, former Normetal polymetallic massive sulphide mine, Transterre gold property, Courville gold property, plus additional claims to its Tarmac property and the Pacaud gold property in Ontario.

Other activities
Globex has been approached by several parties to consider joint ventures on a number of Globex's properties. Study and discussions are ongoing.

Globex Mining Enterprises Inc. is an exploration company dedicated to exploring exclusively on or near the North American continent. Many Globex projects have resources and/or reserves of either precious or base metals, or industrial minerals and are located in Quebec, Ontario, British Columbia, Nova Scotia, Nevada and Washington.

For further information, contact:
Jack Stoch, P.Geo, President
Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com